Exhibit 12

VERSO PAPER HOLDINGS LLC
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Predecessor Combined		Successor Consolidated
	Year Ended December 31,	Seven Months Ended July 31,	Five Months Ended December 31,	Year Ended December 31,
(In thousands, except ratio)	2005	2006	2006	2007	2008	2009
Earnings:
Income (loss) from continuing operations	$45,463	$17,751	$(1,832)	$(81,269)	$(39,151)	$80,702
Amortization of capitalized interest	8,681	5,005	-	18	103	152
Capitalized interest	(225)	(338)	(206)	(1,247)	(1,408)	(396)
Fixed charges	20,049	9,420	49,424	117,038	106,629	118,768
Earnings adjusted for fixed charges	$73,968	$31,838	$47,386	$34,540	$66,173	$199,226
Fixed charges:
Interest expense	$14,823	$8,414	$48,741	$113,881	$103,200	$116,130
Capitalized interest	225	338	206	1,247	1,408	396
Portion of rent expense representative of interest (1)	5,001	668	477	1,910	2,021	2,242
Total fixed charges	$20,049	$9,420	$49,424	$117,038	$106,629	$118,768
Ratio of earnings to fixed charges	3.69	3.38	0.96	0.30	0.62	1.68
Estimate of interest within rental expense
Total rent expense (2)	$15,154	$2,023	$1,445	$5,789	$6,123	$6,794
Estimated percentage	33%	33%	33%	33%	33%	33%
Estimated interest within rental expenses	$5,001	$668	$477	$1,910	$2,021	$2,242
Deficiency			(2,038)	(82,498)	(40,456)

(1)	One third of rent expense is deemed to be representative of interest.

(2)	Gross rent expense